05-02-01


05005716


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C. 202 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 1 February 2005:

Full-year report, January-December 2004

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

Magnus Wittbom
General Counsel

Enclosure

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com



Press release

1 February 2005

Sapa
Full-year report, January-December 2004

- Earnings per share amounted to SEK 10.41 (10.48).
- Profit after tax declined by 1 per cent to MSEK 380 (383).
- Net sales rose by 19 per cent to MSEK 13,990 (11,803).
- Operating profit declined by 4 per cent to MSEK 616 (641).
- Operating profit for the year has been charged with redundancy costs of MSEK 35, of which MSEK 14 during the quarter
- Operating profit for the quarter, which declined to MSEK 31 (169), has been impacted with inventory adjustments and other items not relating to the quarter of MSEK 110 in total. Of these, MSEK 30 are attributable to the previous year.
- The Board proposes a dividend of SEK 5.50 (6.25) per share.

Sapa in brief[1]	**Oct-Dec 2004**	Oct-Dec 2003	**Jan-Dec 2004**	Jan-Dec 2003
Net sales, MSEK	**3,359**	3,176	**13,990**	11,803
Operating profit, MSEK	**31**	169	**616**	641
Operating margin, %	**0.9**	5.3	**4.4**	5.4
Profit before tax, MSEK	**32**	143	**532**	559
Profit after tax, MSEK	**23**	106	**356**	383
Earnings per share, SEK	**0.62**	2.89	**9.75**	10.48
Cash flow after investments, MSEK[2]	**111**	171	**311**	475
Deliveries, tonnes	**91,210**	86,060	**389,170**	326,460
Debt/equity ratio			**0.48**	0.54

[1] Excluding capital gain of MSEK 24
[2] Excluding company acquisitions/divestments

"Sapa's operating profit for 2004 is clearly disappointing. Volumes and earnings showed a good development during the first half of the year. Volumes continued to grow during the second half of the year, although at a slower pace. However, profit for the second half of 2004 was significantly lower than for the year-earlier period. While the majority of operations developed favourably compared with the preceding year, problems in Portugal, the UK and Sweden accounted for the majority of loss of earnings. During the fourth quarter, inventory valuation errors in Profiles in Sweden and Portugal led to operating profit being adjusted downwards by approximately MSEK 90. A detailed analysis of the underlying causes is ongoing. In the UK, production disturbances and lower sales volumes have resulted in significantly reduced profits. Portugal and Profiles in the UK incurred additional restructuring costs in the fourth quarter," comments Kåre Wetterberg, President and CEO of Sapa.

"Profiles in the US had a record year in terms of volumes and profits. Profiles in Poland continues to show strong profitability. Developments were also favourable in France, and Heat Transfer reported yet another very strong year both for its Swedish and Chinese operations. Our financial position also improved during the year."

For further information, please contact Kåre Wetterberg, President and CEO, tel. +46 8-459 59 11, Stefan Thorheim, CFO, tel. +46-8-459 59 17, or Gabriella Ekelund, Communications Manager, tel. +46-8-459 59 62.

This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF file. Select Financial/Quarterly Presentations.

Sapa AB

Box 5505, SE-114 85 Stockholm Visitors Humlegårdsgatan 17 Corporate identification number 556001-6122
Tel. +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com



January-December 2004

Sapa	**Jan-Dec 2004**	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec 2001	Jan-Dec 2000
Net sales, MSEK	**13,990**	11,803	11,090	11,600	10,536
Operating profit, MSEK	**616**	641	483	373	687
Operating margin, %	**4.4**	5.4	4.4	3.2	6.5
Profit before tax, MSEK	**532**	559	427	194	538
Deliveries, tonnes	**389,170**	326,460	285,020	277,650	288,160

(Excluding non-recurring items and Eurofoil and Autoplastics, which were divested in 2001)

Delivered volumes of aluminium products rose by 19 per cent, of which the RCA units, which were consolidated throughout the year compared to only six months in 2003, accounted for an increase of 9 per cent. Consequently, for comparable units, volumes increased by 10 per cent, with Heat Transfer reporting an increase of 14 per cent and Profiles 7 per cent. Consolidated net sales amounted to MSEK 13,990 (11,803), an increase of 19 per cent, with the RCA units contributing about 11 percentage points. Currency effects from the translation of foreign subsidiaries to SEK affected net sales negatively in an amount of MSEK 178, or nearly 2 per cent.

The Sapa Group's operating profit (excluding capital gain of MSEK 24 from the divestment of Boal shares) declined by 4 per cent to MSEK 616 (641). Currency effects arising from translation into SEK affected operating profit negatively in an amount of MSEK 15, or 2 per cent. The operating margin was 4.4 per cent (5.4). Compared with the first half of 2004, operating profit for the second half of the year was considerably lower, due to several factors. In addition to a weaker market for Profiles in Western Europe, various internal problems had an adverse effect on earnings. Production disturbances in connection with the upgrade of the large press in Lichtervelde in the summer substantially weakened Sapa RC Profiles' profitability and led to lower volumes in the third quarter. Sapa RC Profiles' profitability began to recover in the fourth quarter but still remains below the level of the first half of the year. Profiles in the UK noted an unfavourable profit development due to production disturbances and sharply declining sales volumes, which also led to declining market share. In Profiles' operations in Sweden, errors relating to inventory valuation were identified in conjunction with the year-end closing procedures. This discovery led to earnings being adjusted downwards by about MSEK 50. Also in Profiles in Portugal year-end closing procedures resulted in negative inventory adjustments corresponding to MSEK 40. MSEK 80 of the inventory adjustments in Sweden and Portugal are related to errors earlier in the year. In Portugal, earnings were also impacted by the weak construction market, the effect of which could not be offset by the increased volumes for industrial profiles. This, together with restructuring costs and adjustments from prior years, meant that Sapa in Portugal reported a substantial loss.


Operating profit, MSEK
Jan - Dec
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004

Sapa AB
Box 5505, SE-114 85 Stockholm Visitors Humlegårdsgatan 17 Corporate identification number 556001-6122
Tel. +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com



Sapa Building System's earnings were negatively affected by the loss reported by Sapa in Portugal. Other units within the area showed improvements or continued strong profitability. The RCA aluminium tube operation showed favourable profitability. Profiles in the US reported record results, with volumes up 16 per cent. Profiles in France also had a good year, with volumes up 8 per cent in total, of which 20 per cent rise for Sapa in Albi. Profiles in Poland is continuing to expand its fabrication operations and reported strong profit again in 2004, although with slightly lower margins. Heat Transfer's operations in Sweden and China had a strong year, with a total volume increase of 14 per cent and a favourable earnings development.

The Sapa Group's operating profit for 2004 included approximately MSEK 40 in restructuring costs, primarily relating to redundancies. Corrections pertaining to prior years affected earnings negatively by almost MSEK 40.

The return on capital employed in 2004 was 10.2 per cent (11.5).

The market situation was relatively favourable in most of Sapa's markets during the year. The Western European profiles market was strong during the first half of the year, while the growth rate slowed in the second half. Overall in Europe, Sapa maintained its market shares during the year. In the US, the market for profiles showed a highly favourable development, and Sapa has grown faster than the market there. Demand for heat-exchanger strip was strong in Europe and Asia. Through its substantial growth within Heat Transfer, Sapa has captured market share.

In general, margins in the Western profile markets were lower as a result of increased competition. The increase in aluminium prices, which started during the second half of 2003, also contributed to lowering margins. Compared with 2003, the price of aluminium has risen by 21 per cent in USD and by about 10 per cent in EUR and SEK. The high volatility has also led to greater uncertainty in the market.

Heat Transfer experienced solid demand in all markets, although the cooling of the Chinese economy slowed the growth rate for the automotive industry slightly. Growth in the automotive industry in China in 2004 is estimated at about 16 per cent. For Heat Transfer's operations in China, this has entailed slightly lower order bookings during the latter part of the year. However, order bookings are still at a considerably higher level than in the preceding year.



Earnings per share, SEK
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04
Q4-04

Net financial items in 2004 amounted to an expense of MSEK 84 (expense: 81). Higher interest rates in the US were partly offset by a lower exchange rate for the USD and falling interest rates in Sweden. Interest rates in EUR were relatively stable, with a slight decline. The Group's

Sapa AB

Box 5505, SE-114 85 Stockholm Visitors Humlegårdsgatan 17 Corporate identification number 556001-6122
Tel. +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com



average net debt in 2004 was about MSEK 2,100 (1,800). Positive operating cash flow in 2003 and 2004 offset the MSEK 1,400 increase in net debt entailed by the acquisition of RCA in 2003. Profit before tax, including the capital gain from the divestment of the Boal holding in April, amounted to MSEK 556 (559). The tax expense for the year was MSEK 175 (175), corresponding to 31.5 per cent (31.3). This generated earnings per share of SEK 10.41 (10.48) including the capital gain and SEK 9.75 excluding capital gain. The return on equity was 9.7 per cent (10.0).

Fourth quarter 2004

Sapa	**Oct-Dec 2004**	July-Sep 2004	Apr-June 2004	Jan-Mar 2004	**Oct-Dec 2003**
Net sales, MSEK	**3,359**	3,427	3,729	3,475	**3,176**
Operating profit, MSEK	**31**	142	243	200	**169**
Operating margin, %	**0.9**	4.1	6.5	5.8	**5.3**
Profit before tax, MSEK	**32**	111	216	173	**143**
Deliveries, tonnes	**91,210**	93,150	105,260	99,540	**86,060**

(Excluding non-recurring items)

Delivered volumes for the fourth quarter amounted to 91,210 tonnes (86,060), an increase of 6 per cent. Heat Transfer reported strong growth of 21 per cent. For Profiles, delivered volumes rose by 1 per cent, of which Profiles in the US reporting an 8 per cent increase and Profiles in Europe remaining unchanged. Consolidated net sales amounted to MSEK 3,359 (3,176), a rise of 6 per cent. Currency effects from the translation of foreign subsidiaries to SEK had a negative impact of MSEK 42, corresponding to 1 per cent.


Deliveries, tonnes
120 000
100 000
80 000
60 000
40 000
20 000
0
Q4-01
Q4-02
Q4-03
Q4-04

Operating profit for the quarter amounted to MSEK 31 (169), giving an operating margin of 0.9 per cent (5.3). Currency effects from translation into SEK impacted operating profit negatively by MSEK 2, or 1 per cent. The weak result in the fourth quarter was adversely affected by the aforementioned inventory adjustments in Profiles in Sweden and in Portugal, amounting to approximately MSEK 90. Restructuring costs and corrections of prior years reduced earnings for the quarter by an additional MSEK 30, primarily in Portugal and in


Operating profit, MSEK
250
200
150
100
50
0
Q4-01
Q4-02
Q4-03
Q4-04



Profiles in the UK. Operating profit for the RCA units declined compared with 2003, primarily as a result of the relatively weak market in the Benelux countries and Germany in the fourth quarter. A continued increase in the price of aluminium led to lower margins. Profiles in the UK showed a negative development, with volumes considerably lower than in the preceding year. Profiles in the US and France showed a significant improvement in earnings. Heat Transfer also increased its operating profit and experienced very strong demand, particularly for the Swedish operations.

Year-on-year growth in total consumption of aluminium profiles in Europe and the US during the fourth quarter is estimated at 3 per cent, of which the US accounts for 6 per cent and Europe for 2 per cent. The market for heat-exchanger strip remained strong throughout the quarter. Aluminium metal prices continued to rise during the quarter.

Net financial items in the fourth quarter totalled income of MSEK 1 (expense: 26). Net financial income for the quarter was affected positively by correction items from prior quarters of approximately MSEK 20. Profit before tax amounted to MSEK 32 (143). After a tax expense of MSEK 9 (38), corresponding to a tax rate of 27 per cent (27), net income amounted to MSEK 23 (106). Earnings per share were SEK 0.62 (2.89).

ACQUISITIONS/DIVESTMENTS

Boal International BV

When Sapa acquired Remi Claeys Aluminium in June 2003, the acquisition included a 25-per cent minority holding in the aluminium profiles group Boal International BV (Boal). This holding was sold in April to Boal's majority owner. The price for the shares was MEUR 10.3, generating in a capital gain of MEUR 2.6 (MSEK 24), corresponding to SEK 0.66 per share. The gain from this divestment was reported in the second quarter of 2004.

FINANCING AND CASH FLOW

The Sapa Group strengthened its financial position during the year. At year-end, the Group's debt-equity ratio was 0.48 (0.54) and the net debt amounted to MSEK 1,904 (2,100), a reduction of MSEK 196 since the end of 2003. Changed accounting principles for pension commitments caused the net debt to increase by MSEK 85 and dividends to shareholders raised the net debt by a further MSEK 227. The cash flow for the year reduced the net debt by MSEK 401, and the lower USD exchange rate entailed a further reduction of about MSEK 75. Net debt was distributed as follows at year-end:

MSEK	**31 Dec 2004**	31 Dec 2003
Liquid funds	**-589**	-594
Financial liabilities	**2,000**	2,291
Pension provisions	**493**	403
Net debt	**1,904**	2,100

Cash flow for the year after investments (excluding company acquisitions/divestments) amounted to MSEK 311 (475) and was negatively affected by MSEK 54 (neg: 100) through higher working capital. However, as a percentage of net sales, working capital improved to 16 per cent, compared with 18 per cent in 2003. A higher investment level had a negative impact of MSEK 159 on cash flow. Cash flow for the fourth quarter (excluding company

Sapa AB

Box 5505, SE-114 85 Stockholm Visitors Humlegårdsgatan 17 Corporate identification number 556001-6122
Tel. +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com



acquisitions/divestments) amounted to MSEK 111 (171). A reduction in working capital in the fourth quarter led to a positive cash flow of MSEK 202.

INVESTMENTS

Investments during the year amounted to MSEK 512 (352), compared with depreciation (excluding amortisation of goodwill) totalling MSEK 450 (420). Major investment projects in progress include an upgrade of Sapa RC Profiles' large press that commenced at the end of 2003 and was concluded in December. Work on establishing a unit in Lithuania for the fabrication of profiles was completed during the first half of the year, and deliveries started in April. In November 2003, an investment of MSEK 195 was approved for a vertical anodising plant at Sapa Profiles in Vetlanda, Sweden. During 2004, approximately MSEK 48 has been invested. The investment is expected to be taken into operation during the first half of 2006. In the fourth quarter, work commenced on Sapa Heat Transfer Shanghai's investment of MSEK 132, that was approved in early 2004. The investment, which will more than double capacity to 44,000 tonnes, is expected to be fully operational during the first half of 2006. The project accounted for MSEK 21 of the total investment for the year. During the third quarter, a decision was made to invest MSEK 40 in a third profile press in Poland. To date, MSEK 8 has been invested. The investment is expected to be put into operation in autumn 2005.

PERSONNEL

The average number of employees during 2004 rose to 7,904 (7,229). Of this increase, about 400 are attributable to RCA, which has been consolidated throughout the year, while in 2003 it was consolidated from 23 June. The RCA units have approximately 1,000 employees. Increased activity in the US, Poland and France, as well as Profiles' new fabrication units in Lithuania and China, account for the remainder of the increase in the number of employees.

THE SHARE

The price of the Sapa share rose by 7 per cent in 2004. During the same period, the Stockholm Stock Exchange's All Share Index rose by 18 per cent. Since its listing in May 1997, the Sapa share has risen by 92 per cent, while the All Share Index has risen by 38 per cent during the same period.

The growth in value since the original listing in 1997, including reinvested dividends, amounts to 135 per cent. During the corresponding period, the All Share Index, including dividends, has risen by 58 per cent.

In April, a dividend of SEK 6.25 per share (5.50) was paid, corresponding to MSEK 227.

Repurchase of shares

Within the structure of the repurchase program, 92,800 shares were repurchased during the first quarter. No shares have been repurchased since then. Overall, a total of 798,830 shares had been repurchased by the end of the year. The average repurchase price is approximately SEK 162. The repurchased shares represent 2.1 per cent of the total number of shares. Conversion of debentures and exercising of warrants, within the framework of the shareholder program for employees that was completed in July, increased the number of shares by 137,535. The number of outstanding shares at year-end was 36,520,863.

Sapa AB

Box 5505, SE-114 85 Stockholm Visitors Humlegårdsgatan 17 Corporate identification number 556001-6122
Tel. +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com



OUTLOOK

For Profiles in Europe, we forecast that markets for 2005 will remain similar to those of 2004. In the US we believe that the market situation will continue to be good. The global market for Heat Transfer we expect to remain good.

Sapa AB (publ)
Stockholm, 1 February 2005

THE BOARD OF DIRECTORS

The report also includes:
Consolidated income statement in summary
Consolidated balance sheet in summary
Consolidated key figures
Changes in shareholders' equity
Consolidated cash flow
Segment reporting
Accounting principles

Financial calendar 2005

Annual General Meeting	19 April 2005
Interim report for the first quarter	19 April 2005
Interim report for the second quarter	19 July 2005
Interim report for the third quarter	18 October 2005
Full-year report 2004	February 2006

This report has not been audited by the Company's auditors.

Sapa AB
Box 5505, SE-114 85 Stockholm Visitors **Humlegårdsgatan 17** Corporate identification number **556001-6122**
Tel. **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**



THE SAPA GROUP

Consolidated income statement MSEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	**3,358.8**	3,175.6	**13,990.2**	11,802.8
Cost of goods sold	**-2,755.8**	-2,480.6	**-11,146.2**	-9,299.1
Gross profit	**602.9**	694.9	**2,844.0**	2,503.7
Selling and administrative expenses	**-571.5**	-521.8	**-2,228.8**	-1,856.7
Other operating revenues/expenses	**-0.3**	-4.1	**24.9**	-6.5
Operating profit	**31.1**	169.0	**640.1**	640.5
Financial items	**1.0**	-26.1	**-83.9**	-81.3
Profit after financial items	**32.1**	143.0	**556.2**	559.2
Income tax	**-8.7**	-38.2	**-175.2**	-174.8
Minority interest in net profit	**-0.5**	0.9	**-1.2**	-1.0
Net profit	**22.9**	105.7	**379.8**	383.4
Earnings per share, SEK	**0.62**	2.89	**10.41**	10.48
Earnings per share after dilution, SEK	**0.62**	2.89	**10.41**	10.46

Consolidated balance sheet MSEK	31 Dec 2004	31 Dec 2003
Intangible fixed assets	**908.4**	1,017.6
Tangible fixed assets	**2,940.1**	2,942.2
Financial fixed assets	**129.1**	187.2
Inventories	**1,959.2**	1,793.6
Current receivables	**2,827.3**	2,685.5
Liquid funds	**590.6**	594.0
Total assets	**9,354.7**	9,220.1
Shareholders' equity	**3,942.8**	3,879.7
Interest-bearing liabilities and provisions	**2,494.4**	2,694.0
Interest-free liabilities and provisions	**2,917.6**	2,646.4
Total shareholders' equity and liabilities	**9,354.7**	9,220.1

Key figures and other information[1]	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Operating margin, %[2]	**0.9**	5.3	**4.4**	5.4
Operating margin, excl. goodwill amort., %[2]	**1.4**	5.7	**4.9**	6.0
Capital turnover rate, multiple			**2.3**	2.1
Return on capital employed, %[2]			**10.2**	11.5
Return on capital employed, excl. goodwill amortisation, %[2]			**11.3**	12.7
Return on shareholders' equity, %			**9.7**	10.0
Return on shareholders' equity, excl. goodwill amortisation, %			**11.3**	11.7
Net margin, %	**0.7**	3.3	**2.7**	3.2
Net margin, excl. goodwill amortisation, %	**1.1**	3.7	**3.2**	3.8
Average number of outstanding shares, 000s	**36,521**	36,552	**36,478**	36,591
Earnings per share, SEK	**0.62**	2.89	**10.41**	10.48
Earnings per share after dilution, SEK	**0.62**	2.89	**10.41**	10.46
Earnings per share, excl. goodwill amortisation, SEK	**1.05**	3.24	**12.17**	12.20
Shareholders' equity per share, SEK			**107.96**	106.36
Cash flow per share, SEK[3]	**3.04**	4.67	**8.52**	12.97
Equity/assets ratio, %			**42**	42
Debt/equity ratio			**0.48**	0.54
Net debt, MSEK			**1,904**	2,100
New and replacement investments, MSEK	**181**	162	**512**	352
Average number of employees			**7,904**	7,229

[1]Return calculated based on rolling twelve-month values. [2]Excluding capital gain of MSEK 24.
[3]After investments excluding company acquisitions/divestments.

Sapa AB

Box 5505, SE-114 85 Stockholm Visitors Humlegårdsgatan 17 Corporate identification number 556001-6122
Tel. +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com



THE SAPA GROUP

Changes in shareholders' equity, MSEK	Jan-Dec 2004	Jan-Dec 2003
Opening balance	**3,879.7**	3,878.7
Changed accounting principles for pension commitments	**-58.8**	-
Translation differences	**-32.8**	-149.6
Conversion of debentures/redemption of warrants	**18.7**	2.0
Repurchase of shares	**-16.4**	-33.3
Dividend	**-227.4**	-201.5
Profit for the period	**379.8**	383.4
Closing balance	**3,942.8**	3,879.7

Cash flow MSEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Operating profit	**31.1**	169.0	**640.1**	640.5
Depreciation	**111,1**	122.4	**514.5**	483.4
Other items not affecting liquidity	**-26.3**	12.2	**-68.9**	-7.5
Interest received/paid	**-9.3**	-23.4	**-66.3**	-73.1
Income tax paid	**-29.8**	-28.5	**-175.6**	-130.7
Change in working capital	**202.3**	76.2	**-53.8**	-100.3
Cash flow from ongoing operations	**279.2**	327.9	**790.1**	812.3
New and replacement investments	**-180.7**	-161.6	**-511.7**	-351.9
Company acquisitions/divestments	**-**	-11.5	**90.1**	-649.1
Sales of fixed assets and changes in financial fixed assets	**12.6**	4.7	**32.5**	15.0
Cash flow after investments	**111.1**	159.5	**401.0**	-173.8
Financing	**-124.9**	-103.1	**-173.2**	290.8
Share issue/repurchase of shares	**-**	-15.5	**2.3**	-33.3
Dividend	**-**	-	**-227.4**	-201.5
Cash flow	**-13.9**	40.9	**2.7**	-117.7

Segment reporting MSEK	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Consolidated net sales	**3,359**	3,176	**13,990**	11,803
Of which				
Profiles	**2,138**	2,069	**9,287**	7,813
Building System	**702**	686	**2,842**	2,328
Heat Transfer	**614**	497	**2,383**	1,995
Other and eliminations	**-95**	-76	**-522**	-333

Sapa AB

Box 5505, SE-114 85 Stockholm Visitors **Humlegårdsgatan 17** Corporate identification number **556001-6122**
Tel. **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**



Accounting principles

This interim report was prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reporting. Effective 2004, Sapa applies RR29 Employee Benefits. The non-recurring effect of this change has reduced the opening consolidated shareholders' equity by MSEK 59. The change in accounting principle has had no material effect on earnings. In accordance with the transitional provisions of the recommendation, prior periods have not been restated. Sapa reports business segments as primary segments and geographical areas as secondary segments according to RR25 Segment Reporting. Effective 2004, Sapa is organised in the three business segments Profiles, Building System and Heat Transfer, which are reported combined. In all other respects, the same accounting principles are applied as in the latest annual report.

Changed accounting principles – application of IFRS from 2005

Effective 2005, Sapa will report in accordance with International Financial Reporting Standards (formerly IAS). Although the recommendations of the Swedish Financial Accounting Standards Council have gradually been adapted to IFRS, a number of differences remain. The first interim report prepared in accordance with IFRS will therefore be the first-quarter report for 2005. Comparison figures for 2004 will be restated in accordance with IFRS 1. The task of compiling the opening balance for 1 January 2004 is largely complete. However, work remains to be done in terms valuing goodwill for the operation in Portugal. An investigation is in progress to establish the underlying causes of the earnings development in the Portuguese operation, where goodwill value amounts to MSEK 70. This investigation is expected to be complete in time for the publication of the first-quarter report for 2005.

The figures are preliminary since the current rules may change and a certain amount of work remains to be done. As prescribed in the transitional provisions in IFSR 1, figures pertaining to financial years prior to 2004 will not be adjusted.

Employee Benefits

For 2003 and prior periods, defined-benefit pension plans for employees were reported in accordance with local accounting rules. The new recommendation RR20 Employee Benefits, which essentially corresponds to IAS 19, became effective on 1 January 2004. This means that defined-benefit pension plans are now reported in a consistent manner throughout the Group. In accordance with the transitional provisions in RR29, the opening balance was adjusted on 1 January 2004 but not the figures for comparison periods. The transition to RR29 was reported as a change of accounting principle in accordance with RR5 Reporting Changes in Accounting Principles, resulting in an increase of MSEK 91.2 in debt and a reduction of MSEK 58.8 in shareholders' equity, after taking into account deferred tax effects of MSEK 26.3 and special employers' contributions in Sweden.

Company acquisitions and mergers

IFRS 3 Business Combinations was adopted on 31 March 2004. Sapa has not adjusted its figures for acquisitions prior to this date. No acquisitions were made in 2004. Under IFRS 3, goodwill amortisation will cease and will be replaced by annual impairment testing irrespective of whether there is any indication of a need to write down the value of goodwill. This marks a difference compared with

Sapa AB

Box 5505, SE-114 85 Stockholm Visitors **Humlegårdsgatan 17** Corporate identification number **556001-6122**
Tel. **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**



the previous Swedish regulations, where impairment testing was carried out when there was an indication of a write-down requirement. For Sapa, this entails an improvement of MSEK 64 in profit compared with the earlier standard.

Financial instruments
Part of IFRS covers the reporting and valuation of financial instruments. In accordance with IAS 39 Financial Instruments, all financial derivatives must be reported at market value. These new accounting principles will be introduced in the Group from 1 January 2005. Comparison figures will not be restated. In conjunction with preparing for the introduction of the new principles, the Group has taken an inventory of which financial derivatives exist in the Group. The review has concluded that, with reservation for the definitive introduction, significant hedging activities will quality for hedge accounting under IAS 39. At present, the Group only uses currency and commodity derivatives for hedging. The introduction of IAS 39 is expected to lead to greater volatility in income statements and balance sheets, although only to a limited extent for Sapa. However, this increased volatility will not affect the Group's cash flow. All financial derivatives were valued on the balance sheet date. Unrealized gains amounted to slightly more than MSEK 60 and unrealized losses to slightly below MSEK 50, giving a net effect of approximately MSEK 10.

Share-based payments
IFRS 2 Share-based Payments was adopted on 7 November 2002 and is to be applied to plans with an allotment date from 7 November onwards and that have not yet vested by 1 January 2005 or later. Sapa has a share plan that falls due in March 2005 and that is not valued in accordance with this recommendation.

Other transitional effects
Sapa complies with RR6 Leasing Agreements for Contracts Entered into after 1996. In accordance with this recommendation, financial leasing agreements entered into before 1997 could be reported as operational leasing. Sapa has property leasing agreements entered into before 1997 that were previously reported as operational leasing, but that will be reported as financial leasing when the transition to IFRS is made. This change has increased the opening balance for shareholders' equity at 1 January 2004 by MSEK 7 after tax.

How the transition to IFRS affects Sapa's financial key figures (2004)

- Net sales will not be affected by the transition to IFRS.
- IFSR 3 and other factors will affect operating profit by MSEK 66, primarily due to the reversal of goodwill amortisation.
- IFRS affects profit before tax by MSEK 66.
- Net profit for the year is affected by MSEK 65.
- The operating margin will increase from 4.6 per cent to 5.0 per cent in conjunction with the transition to IFRS, primarily due to the discontinuation of goodwill amortisation.
- Earnings per share will rise from SEK 10.41 to SEK 12.17 when the transition to IFRS is made.
- Cash flow after investments is not affected by the transition to IFRS.

Sapa AB
Box 5505, SE-114 85 Stockholm Visitors Humlegårdsgatan 17 Corporate identification number 556001-6122
Tel. +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com